LKQ Corporation.
120 N. LaSalle St.
Suite 3300
Chicago, IL 60602
312.621.1950

April 11, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:		Ms. Linda Cvrkel
Branch Chief

	Re:	LKQ Corporation
Form 10-K for the year ended December 31, 2007
Filed February 29, 2008
File No. 000-50404

Dear Ladies and Gentlemen:

On behalf of LKQ Corporation (the “Company” or the “registrant”), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter dated March 20, 2008 with respect to the Company’s Form 10-K for the year ended December 31, 2007 which was filed by the registrant on February 29, 2008 with the Commission.

The supplemental information set forth herein has been supplied by the registrant for use herein, and all of the responses set forth herein to the Staff’s comments have been reviewed and approved by the registrant.  For convenience, each of the Staff’s consecutively numbered comments is set forth herein in italics, followed by the registrant’s response.

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Item 6. Selected Financial Data, page 28

1.  Comment: We note your presentation of EBITDA as part of “other financial data.”  Please revise to include presentation of the non-GAAP financial measure after the balance sheet data, as non-GAAP information should be presented less prominently than any GAAP disclosures.

Response:  We will delete EBITDA disclosures in future reports under the Securities and Exchange Act of 1934 in which our financial statements are filed.

2.  Comment: We note your disclosure that you have presented EBITDA information solely as a supplemental disclosure because you believe it provides a helpful analysis of your operating results.  However, we do not believe that this reason meets the requirement in Item 10(e) of Regulation S-K to disclose the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations.  Please revise future filings to include a substantive reason specific to you that justifies the use of this non-GAAP measure.

Response:  Please see our response to comment 1 above. We will delete EBITDA disclosures in future reports under the Securities and Exchange Act of 1934 in which our financial statements are filed.

3.  Comment: Please revise future filings to either disclose or cross-reference to a discussion thereof, any factors that materially affect the comparability of the information provided in your Selected Financial Data.  Such items may include, but not be limited to, business acquisitions or dispositions, accounting changes or other significant or unusual items which may be helpful to an investor’s understanding of the selected financial data.  Refer to requirements of Item 301 of Regulation S-K.

Response:  Our results of operations for each fiscal year were impacted by acquisitions we made during the respective fiscal year. An explanation for each year follows:

2003: (a) Includes the results of operations of three businesses since their respective acquisition dates in 2003.

2004: (b) Includes the results of operations of six businesses since their respective acquisition dates in 2004.

2005: (c) Includes the results of operations of eight businesses since their respective acquisition dates in 2005.

2006: (d) Includes the results of operations of ten businesses since their respective acquisition dates in 2006.

2007: (e) Includes the results of operations of Keystone Automotive Industries, Inc. (“Keystone”) since our acquisition of Keystone on October 12, 2007, and eleven other businesses since their respective acquisition dates in 2007.

In accordance with Item 301 of Regulation S-K, we will similarly disclose the above and any other appropriate items that may affect comparability in our Selected Financial Data table in future reports under the Securities and Exchange Act of 1934 in which our financial statements are filed.

Consolidated Balance Sheet, page 49

4.  Comment: We note that the balance of other accrued expenses at December 31, 2007 is 27% of total current liabilities.  Please revise future filings to separately disclose any components of this amount that are greater than 5% of total current liabilities.  See Rule 5-02.20 of Regulation SX.

Response:  The only component of other accrued expenses at December 31, 2007 that is greater than 5% of total current liabilities is our self-insurance reserve that totaled $19.6 million and $7.4 million, net of claims deposits of $2.0 million and $1.0 million, at December 31, 2007 and 2006, respectively. In accordance with Rule 5-02.20 of Regulation S-X, we have disclosed our self-insurance reserve balance in Footnote 2, Summary of Significant Accounting Policies, under the caption Accrued Expenses. We will similarly disclose this and any other components  that exceed 5% of total current liabilities at balance sheet dates in our future reports under the Securities and Exchange Act of 1934 in which our financial statements are filed.

Consolidated Statements of Income, page 50

5.  Comment: We note from your discussion in MD&A that your sources of revenue include services such as providing insurance companies services that include the review of vehicle repair estimates, as well as direct quotation services to their adjusters.  Please tell us the amount of revenue that is derived from services versus the sale of products.  If the amount exceeds 10% of your total revenues, please revise your statement of income in future filings to present the revenue and cost of sales related to services separately from revenue and cost of goods sold related to products.  See Rule 5-03(b)(1) and (2) of Regulation SX.  Also, please tell us, and disclose in future filings, your policy for recognizing revenue related to services performed.

Response:  We review vehicle repair estimates and provide direct quotation services to insurance adjusters in order to facilitate the purchase of alternative replacement parts, but we do not charge a fee for such services nor is our pricing of parts adjusted for customers for whom we perform these services. In the future, if we generate revenue from new or existing services, we will make appropriate disclosures when required under Rule 5-03(b)(1) and (2) of Regulation S-X. We will also add disclosure in future reports where appropriate to be clear as to which services we provide that do not generate revenue.

6.  Comment: We note that facility and warehouse expenses are included below gross margin on the face of the statement of income.  Please explain to us the nature of the costs included in “facility and warehouse expenses” and tell us why you believe it is appropriate that these costs are not included in cost of goods sold.  Please note that we would expect any processing or conversion activities, including refurbishing and allocated overhead, necessary to bring the products to a sellable condition to be included in cost of goods sold.  Please advise or revise accordingly.

Response:  Our facility and warehouse expenses primarily include our costs to operate our distribution, self-service, and warehouse facilities. These costs include labor for both plant management and facility and warehouse personnel, stock-based compensation, facility rent, property and liability insurance, utilities, and other occupancy costs. These costs are not included in cost of goods sold as these costs do not relate to processing or conversion activities. Our cost of goods sold includes the price we pay for inventory, including dismantling and procurement costs, freight, and costs to refurbish the parts, including direct and indirect labor, rent, depreciation and other overhead costs related to our refurbishing operations.

We will include disclosure consistent with the foregoing in future reports under the Securities and Exchange Act of 1934 in which our financial statements are filed.

Note 2. Summary of Significant Accounting Policies

Intangibles, page 56

7.  Comment: We note that in 2006 there was a $4.5 million adjustment to previously recorded goodwill.  Please tell us, and disclose in the notes to the financial statements, the nature of this adjustment.  Also, please explain in further detail the specific nature and timing of the events or circumstances that resulted in this adjustment to goodwill.

Response:  The companies we acquired in 2005 were all private, closely held companies that had not previously issued financial statements or maintained their accounting records in accordance with generally accepted accounting principles. As a result, we did not have the information necessary to complete the allocation of purchase price before the end of 2005 and needed time to gather and assess the data, but did so within the allocation period as defined in Statement of Financial Accounting Standards No. 141, Business Combinations, (“SFAS 141”). In addition, we had certain contingent payments that could become due to the former shareholders of Fit-Rite Body Parts, Inc. (“Fit-Rite”), a business that we acquired on December 31, 2005, with such payments being dependent upon the achievement of certain post-acquisition operating results (see response to Comment 11 below).

The $4.5 million adjustment in 2006 to previously recorded goodwill is the result of the following: 1) payments of $2.7 million that became due to the former shareholders of Fit-Rite, based upon achievement of certain post acquisition wholesale revenue levels and post acquisition gross margin achievement; 2) final asset and liability valuation adjustments of $1.4 million; and 3) facility closure reserves of $0.4 million for two locations acquired in the Fit-Rite acquisition.

In future filings we will add similar information, if applicable, in our notes to the financial statements to explain in more detail any similar adjustments to previously recorded goodwill amounts.

Note 6. Commitments and Contingencies, page 71

8.  Comment: We note your disclosure that you guaranty the residual values of the majority of your truck and equipment operating leases.  Please tell us the amount of the liability, if any, you have recorded for this obligation, in accordance with FIN 45.  If you have not recorded a liability, please explain to us why not.

Response:  In accordance with FIN 45, we have not recorded a liability for the obligation related to the guaranteed residual values of our truck and equipment leases. We utilize open-end terminal rental adjustment leases (“TRAC”) that have a minimum non-cancelable lease term of 12 months. The leases provide that at any time after the initial 12 month non-cancelable term we can return the equipment, and the lessor would then be obligated to sell the equipment, with any resulting gain or loss being a rental adjustment to be paid to or by us. For each piece of equipment leased we take into account the estimated useful life of the equipment based on miles or hours of operation, as appropriate, along with our expected usage, in order to set the amortization schedule with the lessor. Our objective is to match the expected usage and amortization schedule such that at any time after the minimum lease term if we return the equipment to the lessor, the lessor would be able to sell that equipment with no gain or loss and therefore no TRAC rental adjustment. As a result, the present value of the expected cash flow relating to the guarantee is $0 for these leases. As evidence that the guarantee in fact has no value, we analyzed all leased equipment we returned to the lessor under these TRAC leases over the last three calendar years through December 31, 2007.  For those years, the lessor paid us $57,494 in return rental payments, net of $38,280 in additional rental payments we paid the lessor, as the total amount of such equipment was sold at a net gain of this amount. Therefore, we do not believe the guarantees associated with our TRAC leases result in a liability that should be recognized in accordance with FIN 45.

Note 7. Business Combinations, page 73

9.  Comment: We note from your disclosures that you had a significant amount of goodwill allocated to the Keystone acquisition and the other acquisitions in 2007 and 2006.  In future filings, please revise your notes to the financial statements to include a description of the factors that contributed to a purchase price that results in recognition of goodwill.  Also, please disclose the amount of goodwill that is expected to be deductible for tax purposes.  See paragraph 51(b) and 52(c) of SFAS No. 141.

Response:  The primary reason for our acquisition of Keystone and the other acquisitions made in 2007 and 2006 was to help us to further achieve our goal of becoming a one-stop provider for alternative collision replacement parts. These acquisitions enabled us to expand our market presence, expand our product offerings and enter new markets. All or substantially all of the employees of these businesses became our employees following acquisition.  These factors contributed to a purchase price that included a significant amount of goodwill.

We recorded $576.3 million of goodwill for 2007 acquisitions, of which $16.3 million is expected to be deductible for income tax purposes. We recorded $59.8 million for goodwill for 2006 acquisitions, of which $58.4 million is expected to be deductible.

We will include these disclosures in future filings in accordance with SFAS 141.

10.  Comment: We note that in the purchase price allocation of Keystone, a significant amount of the purchase price was allocated to goodwill, relative to the amount allocated to other intangible assets.  Please explain how you have considered the guidance contained in paragraph A14 of SFAS No. 141 and EITF 02-17 in connection with your purchase price allocation of Keystone.  For instance, explain how you have considered the need to allocate fair value to customer lists and relationships, contract based intangibles or technology based intangibles.  If you have ascribed fair value to these assets, describe the significant assumptions that were used in your valuation and provide the related valuation.  If no fair value was assigned to these types of assets, please explain why.

Response:  In allocating the purchase price of Keystone, we considered the guidance contained in paragraph A14 of SFAS 141 and EITF 02-17. Regarding marketing-related intangible assets, the Keystone trade name was considered a significant asset as it provided us with immediate market presence and brand awareness. We allocated purchase price to the Keystone trade name by using a relief from royalty approach. We used a forecast of projected sales for Keystone post-acquisition and applied a royalty savings rate to the projected net sales over the forecast period. We assumed the trade name would have a finite remaining economic life of 20 years. The 20 year life was determined through an analysis of future projected sales, through the period when the projected contribution from the trade name in the revenue forecast would no longer be economically beneficial. We then applied a tax rate to the pretax royalty savings and, finally, discounted the after tax royalty savings at a risk adjusted rate of return to provide an estimate of the net present value of royalty savings for the Keystone trade name of $74.7 million. We allocated this amount to the Keystone trade name in our purchase price allocation.

Keystone does have a registered trademark, Platinum Plus. We did not allocate any purchase price to the trademark since Platinum Plus refers to Keystone’s parts that have been certified by the Certified Automotive Parts Association (“CAPA”), a non-profit organization established in 1987 to develop and oversee a test program guaranteeing the suitability and quality of automotive parts, and any other competitor can buy or sell these exact same CAPA certified parts. LKQ already sold these same CAPA certified parts prior to our acquisition of Keystone. Therefore, we do not believe there is any economic value or competitive advantage for the Platinum Plus trademark. We did not identify any other material marketing-related intangible assets that would have any significant value apart from the Keystone trade name.

Regarding customer-related intangible assets, we considered whether Keystone possessed a customer list and had valuable customer relationships. Keystone does not have any significant customers, but does have a very large number of smaller customers. The value of any of the customer information we acquired is minimal. The typical customer is an automobile collision repair shop. Keystone does not maintain or track any significant information regarding customer data beyond what is generally available from public sources, such as name and phone number. There are no customer lists or customer information that can be rented or exchanged. Keystone provides aftermarket collision replacement parts non-contractually to repair and self-service markets that make purchases on an as-needed basis, and each purchase is an independent decision on the part of the customer. Insurance companies play a significant role influencing the decisions regarding what type of product is purchased and used in the typical repair process for insured vehicle repairs. The insurers will notify the customer (body shops) of the price they will pay for a part on each vehicle repair job, and the customer then calls several sources to determine who has the part. This sourcing of parts from multiple vendors is done for each vehicle being repaired. Customer decisions regarding purchases are driven largely by price and availability since the customer is ultimately getting paid by the insurer. Based on these factors, it was not and is not possible to estimate future buying patterns, or quantify anticipated cash flows from the sale of aftermarket parts to these customers. Therefore, we were unable to and did not assign any value to customer-related intangible assets.

Regarding contract-based intangible assets, Keystone had a few employment contracts with mid-level employees but did not have any employment agreements that were not considered at fair market value relative to pricing, and therefore no purchase price was assigned to them. Keystone did not have any significant supply or service agreements that were materially advantageous or disadvantageous. Keystone did not have any significant licensing or royalty agreements. We did not enter into any non-compete agreements in connection with the acquisition of Keystone. Keystone does have numerous leases for facilities and trucks. The truck leases are short term open-end leases and as such have no material difference to market value. Some of Keystone’s facility leases have fixed rental increases over the remaining lease term, while others have rental increases based on CPI. We analyzed the leases with fixed rental increases by reference to market data for comparable leases and determined that an intangible asset to value leases at fair market value was necessary. As a result, we allocated and recorded purchase price of $1.1 million to recognize this intangible asset for favorable real estate leases. We did not identify any other contract-based intangible assets.

Regarding technology-based intangible assets, Keystone did not have any patented technology, trade secrets, processes, manuals or other items. Keystone did have some patents relating to replica wheels that were invented by an employee of Keystone. Such patents were claimed to be owned by the inventor, and subsequent to our acquisition of Keystone we entered into a royalty arrangement to pay the inventor/employee in exchange for relinquishing any claim to ownership of the patents. Keystone has several internet domain names, but we do not believe there is any economic value or competitive advantage to such names that are separate from the Keystone trade name. Keystone did not have proprietary software platforms or other material technology-based intangible assets. Keystone did have a significant investment in third party distribution software and third party reporting and budgeting software packages, all of which had been installed over the last few years. We did allocate purchase price of $6.3 million to this software investment based on an estimate of replacement cost.

Regarding artistic-related intangible assets, Keystone did not have any material recognized artistic-related intangible assets.

11.  Comment: We note the disclosure in Note 7 indicating that in connection with the Fit-Rite acquisition, the Company was obligated to pay certain contingent payments based upon the achievement of certain financial results over the thirty months following closing of the acquisition.  We also note from the disclosure in Note 7 that $1.0 million and $1.9 million were paid in 2006 and 2007, respectively and an additional $1.9 million has been recognized as a payable at December 31, 2007.  Please tell us in further detail the specific nature and terms of the contingent consideration arrangement provided for in the Fit-Rite acquisition agreement.  As part of your response, please indicate whether any of the payments were contingent upon the continuing employment of the selling shareholders.  Also, please explain how the Company considered the guidance in paragraphs 25 through 34 of SFAS No. 141 and EITF 95-8 in determining the appropriate accounting treatment to be used for the contingent payments.  We may have further comment upon receipt of your response.

Response:  As part of the acquisition price, and pursuant to the stock purchase agreement for our acquisition of Fit-Rite, we entered into two contingent payment agreements on the closing date of the transaction, December 31, 2005. The first required us to make additional payments to the three selling shareholders if certain sales and gross margin dollars were achieved by Fit-Rite during two earnout periods, calendar years 2006 and 2007. The maximum amount payable for each earnout period was $2.5 million. The second required us to make additional payments to the three selling shareholders if certain gross margin amounts were achieved during two earnout periods, the first such period being July 1, 2006 to June 30, 2007 and the second such period being July 1, 2007 to July 1, 2008. The maximum amount payable under this second contingent payment agreement for each earnout period was $2.0 million.

The amounts payable under each contingent payment agreement were based solely on operating results during the earnout periods subsequent to our purchase of Fit-Rite and did not require that any of the selling shareholders be employed by us. Two of the selling shareholders of Fit-Rite never worked for LKQ after the acquisition, and the third selling shareholder worked for LKQ for eleven months after the acquisition but terminated his employment in November 2006.

In accordance with paragraphs 25 through 34 of SFAS 141 and the guidance of EITF 95-8, the additional payments due to the selling shareholders have been treated as additional cost of the Fit-Rite acquisition.

Note 8. Restructuring and Integration Costs, page 76

12.  Comment: We note your disclosure that the restructuring activities primarily include reductions in staffing levels and the closure of excess facilities.  Please provide us with, and disclose in future filings, more details as to the nature of these activities.  For example please include a description of the major actions that comprise the plan to exit an activity or involuntarily terminate (relocate) employees of an acquired company, activities of the acquired company that will not be continued, including the method of disposition, and the anticipated date of completion and a description of employee group(s) to be terminated (relocated).  See
EITF 95-3.

Response:  Prior to our acquisition of Keystone on October 12, 2007, we made preliminary assessments regarding what restructuring activities would be undertaken post-acquisition focused primarily on elimination of duplicate facilities and personnel. Upon the closing of the transaction we were able to identify in more detail what specific restructuring activities would be undertaken to achieve the synergies expected from our acquisition. Keystone’s personnel at its corporate headquarters in Nashville, Tennessee were immediately scaled back, with all of the top corporate officers of Keystone terminating employment within several weeks of the closing. That facility had unutilized space, and we have decided to sell the property and lease back a smaller portion of the facility for use by certain departments being kept in Nashville. We also decided to sell certain other locations owned by Keystone. Keystone’s accounting system is centralized and located in California. LKQ’s aftermarket accounting is centralized in Ohio. We made an assessment of Keystone’s operating computer system and determined that the accounting system for all LKQ aftermarket facilities would be migrated over to Keystone’s system. As a result, the accounting for all aftermarket operations is being centralized at the Keystone accounting center in California. An analysis of the overlapping facilities and delivery routes was undertaken to identify what facilities and routes could be combined or closed in order to eliminate duplication with existing LKQ facilities. Drivers and some facility personnel have been or will be terminated or relocated as a result of the combination of routes and locations. A plan and timetable was initially formulated before the acquisition closed, and finalized in the first few months following the acquisition, to combine duplicate operations and migrate the accounting system for our existing aftermarket facilities over to Keystone’s system. We anticipate that the combination of operations and migration of systems will be substantially completed by the third quarter of 2008.

The cost of such restructuring activities at existing LKQ facilities is being charged to expense, while the costs relating to Keystone facility closures, lease termination payments and severance payments to terminated Keystone employees are being charged to the cost of the acquisition. Costs to migrate systems, train employees and standardize processes and procedures are being expensed.

We will include these disclosures in future filings in accordance with the guidance in EITF 95-3.

Note 15. Selected Quarterly Data, page 84

13. Comment:  Please discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented.  For example, the acquisition of Keystone occurred in the fourth quarter of 2007.  Refer to the requirement outlined in Item302(a)(3) of Regulation S-K.

Response: Although we completed a number of acquisitions during 2006 and 2007, none had a significant impact on our quarterly results except for the Keystone acquisition in the fourth quarter of 2007. An explanation for the quarter ended December 31, 2007 follows:

Includes the results of operations of Keystone since our acquisition of Keystone on October 12, 2007.

We will revise future filings to similarly disclose the above and any other extraordinary, unusual or infrequently occurring items in accordance with Item 302 of Regulation S-K.

Forms 8-K dated February 27, 2008, October 25, 2007, July 26, 2007, and April 26, 2007

14.  Comment: We note that your earnings releases filed on Form 8-K include a table which presents EBITDA, a non-GAAP financial measure, and reconciles the measure to net income.  In future filings where a non-GAAP financial measure such as “EBITDA” is presented, please revise to include a statement disclosing the reasons why management believes presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations.

Response:  We have typically provided EBITDA and a reconciliation of EBITDA to net income in our press release tables as we believe it provides investors, security analysts and other interested parties useful information regarding our results of operations because it assists in analyzing our performance and the value of our business. EBITDA provides insight into our profitability trends, and allows management and investors to analyze our operating results with and without the impact of depreciation, amortization, interest and income tax expense. We believe EBITDA is used by securities analysts, investors and other interested parties in evaluating companies, many of which present EBITDA when reporting their results.

We will revise future press releases to include a statement disclosing the reasons why we believe the presentation of EBITDA is useful to investors.

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In responding to the Staff’s comments regarding the review of our Form 10-K for the year ended December 31, 2007 filed on February 29, 2008, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark T. Spears

Mark T. Spears
Executive Vice President and Chief Financial Officer

cc:      Claire Erlanger, Division of Corporation Finance